UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                             to

Commission File Number 001–32205

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CB RICHARD ELLIS 401 (k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CB Richard Ellis Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006 and the related notes to these financial statements, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CB RICHARD ELLIS 401(k) PLAN

Date: June 25, 2007	/s/ KENNETH J. KAY
Kenneth J. Kay
Chief Financial Officer (principal financial officer)

Date: June 25, 2007	/s/ GIL BOROK
Gil Borok
Global Controller (principal accounting officer)

CB RICHARD ELLIS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CB Richard Ellis 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan’s management.  The schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,  for the years ended December 31, 2006 and 2005.

/s/ DELOITTE & TOUCHE LLP
Los Angeles, CA
June 25, 2007

CB RICHARD ELLIS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Participant-directed investments - at fair value	$467,318,054	$389,085,420

Receivables:
Employer contributions	6,300,000	4,000,000
Employee contributions	1,137,882	872,714

Total receivables	7,437,882	4,872,714

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	474,755,936	393,958,134

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	279,133	411,251

NET ASSETS AVAILABLE FOR BENEFITS	$475,035,069	$394,369,385

The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Employee deferral contributions	$43,384,561
Rollover contributions	3,447,091
Employer contributions	6,300,000

Total contributions	53,131,652

Investment income:
Net appreciation in fair value of investments	35,651,574
Interest income	2,827,091
Dividend income	19,242,582

Net investment income	57,721,247

Total additions	110,852,899

DEDUCTIONS:
Benefits paid to participants	31,178,794
Administrative expenses	6,954

Total deductions	31,185,748

NET INCREASE IN NET ASSETS BEFORE TRANSFERS-IN	79,667,151

TRANSFER-IN FROM POLACHECK 401(k) PLAN	913,860
TRANSFER-IN FROM INSIGNIA FINANCIAL GROUP 401(k) PLAN	84,673

NET INCREASE IN NET ASSETS	80,665,684

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	394,369,385

End of year	$475,035,069

The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.                      DESCRIPTION OF PLAN

The following description of the CB Richard Ellis 401(k) Plan (the “Plan”), which is sponsored by CB Richard Ellis Services, Inc. (together with its subsidiaries, “CB” or the “Company”), provides only general information. Participants should refer to the plan document and related amendments for a more complete description of the Plan’s provisions.

General—The Plan is a defined-contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. The Plan covers substantially all employees of the Company who have performed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans. In July 2003, the Company acquired Insignia Financial Group, Inc. Prior to this acquisition, the Insignia Financial Group 401(k) Retirement Savings Plan (the “Insignia Plan”) was terminated.  After the acquisition, the Insignia Plan was amended to allow participants of the Insignia Plan, who were active eligible employees of the Company at the date of the rollover election, to make direct rollover contributions into the Plan.

During 2005, the Plan was amended to allow for the automatic transfer of Insignia Financial Group 401(k) Retirement Savings Plan participant account balances for certain participants that could not be located for their final distributions from the terminated plan.  As a result, the Plan included $84,673 as transfers-in on the statement of changes in net assets available for benefits for the year ended December 31, 2006.

On June 30, 2006, the Company completed its acquisition of Polacheck Property Management Corporation.  In connection with this acquisition, the Company assumed the Polacheck Property Management Corp. 401(k) Profit Sharing Plan (the “Polacheck 401(k) Plan”).  The Polacheck 401(k) Plan is a defined contribution savings plan, which provided the opportunity for pretax contributions by employees of Polacheck Property Management Corporation.  Assets in the Polacheck 401(k) Plan were transferred into the Plan during the week of October 22, 2006.  As a result, the Plan has included $913,860 as transfers-in on the statement of changes in net assets available for benefits for the year ended December 31, 2006.  In connection with this transfer of assets, any unvested company match amounts in the Polacheck 401(k) Plan were 100% vested.

On December 20, 2006, the Company completed its acquisition of Trammell Crow Company. In connection with the Trammell Crow Company acquisition, the Company assumed Trammell Crow Company’s existing 401(k) Retirement Savings Plan (Trammell Crow Company 401(k) Plan).  The Trammell Crow Company 401(k) Plan is a defined contribution savings plan, which provides the opportunity for pretax contributions by employees of Trammell Crow Company. Trammell Crow Company matched 50% of the employee’s contributions up to 6% of the employee’s annual earnings or a maximum of $7,000 per employee per annum.  Participants in the Trammell Crow Company 401(k) Plan continued participation in the Trammell Crow Company 401(k) without interruption until April 1, 2007, at which time they joined the Plan. No further contributions were made to the Trammell Crow

Company 401(k) Plan after April 1, 2007.  The Trammell Crow Company 401(k) Plan will be merged with the Plan on April 1, 2007, with assets expected to be transferred on June 29, 2007.

Administration—The Plan is administered by the Administrative Committee (the “Committee”) as appointed by the chief executive officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of plan benefits.

Trustee, Custodian and Fund Manager of Investments—The Vanguard Fiduciary Trust Company (“Vanguard”), together with its affiliates, serves as trustee and custodian for all of the Plan’s investments. An affiliate of Vanguard, The Vanguard Group, Inc., is the record keeper for the Plan and is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 50% of compensation before taxes through payroll deferrals, subject to certain Internal Revenue Code (“IRC”) limitations. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee and the IRC. Participants may invest up to 25% of their plan accounts in the CB Richard Ellis Group, Inc. Stock Fund (the “Parent Stock Fund”).

Employer Contributions—Historically, the Company has made discretionary matching and profit-sharing contributions to the Plan in such amounts as determined by the Company’s management or Board of Directors, as appropriate. For the year ended December 31, 2006, based on performance and profitability of the consolidated U.S. operations of the Company, the management of the Company authorized a discretionary matching contribution of $6,300,000 in March 2007. As of December 31, 2006 and 2005, the discretionary match contributions of $6,300,000 and $4,000,000, respectively, had not been paid to the Plan. Therefore, these amounts are reported as employer contributions receivable as of December 31, 2006 and 2005.  Effective January 1, 2007, the Company contributes a 50% match on the first 3% of annual compensation (eligible compensation is limited to $150,000 annually) deferred by each participant.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions, and investment earnings or losses thereon. Allocation of earnings is based on participant account balances in an investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings thereon as well as Company contributions for years prior to 2007.

Investments—Participants direct the investment of all contributions into various investment options offered by the Plan.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. All distributions are made in a single lump-sum cash payment equal to the balance of the participants’ accounts.

Loans to Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years, except in the case of certain Insignia plan loans that rolled into the Plan from the Insignia Financial Group 401(k) Retirement Savings Plan in 2004 pursuant to a Plan amendment. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate as determined by the Committee. Outstanding loans at December 31, 2006 have interest rates ranging from 5% to 11% and mature on various dates from June 2007 through July 2013.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S.”).

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust is valued by Vanguard based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common/collective trust has underlying investments in investment contracts which are valued at estimated fair market value of the underlying investments and then adjusted by Vanguard to contract value.

The Vanguard Retirement Savings Trust is a stable value fund.  The fund invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Participant loans are valued at outstanding loan balances, which approximate fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The value of the Parent Stock Fund was $33.20 and $19.62 per share as of December 31, 2006 and 2005, respectively, which represented the quoted market price of CB Richard Ellis Group, Inc. common stock as of those dates (adjusted for a 3 for 1 stock split on June 1, 2006 (the “stock split”)).

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment securities, including mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Payment of Benefits—Benefits are recorded when paid. As of December 31, 2006 and 2005, no benefits were payable to terminated participants.

3.                    INVESTMENTS

The following investments as of December 31, 2006 and 2005 represent 5% or more of the Plan’s net assets available for benefits:

	2006		2005

Vanguard 500 Index Fund	$72,407,850		$62,090,736
Vanguard Windsor II Fund	58,012,630		49,527,592
Vanguard Wellington Fund	43,546,947		36,055,730
Vanguard PRIMECAP Fund	41,738,908		36,881,770
Vanguard Prime Money Market Fund	31,251,647		26,513,680
Vanguard Retirement Savings Trust	29,287,000		31,595,879
Vanguard International Growth Fund	29,205,369		19,225,335
Vanguard Morgan Growth Fund	23,924,701		20,860,417
Calamos Growth Fund A Class	19,453,156	*	19,848,398

*	This investment did not represent 5% or more of the Plan's net assets available for benefits as of December 31, 2006.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$29,182,566
CB Richard Ellis Group, Inc. Stock Fund	6,469,008
Net appreciation of investments	$35,651,574

Interest income	$2,827,091
Dividend income	$19,242,582

4.       EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds or common/collective trusts managed by The Vanguard Group, an affiliate of Vanguard. In addition, certain of the Plan’s investments are shares of common stock of CB Richard Ellis Group, Inc. Vanguard is the trustee and custodian of the Plan and CB Richard Ellis Services, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 349,356 and 529,953 shares, respectively, (adjusted for the previously mentioned stock split) of CB Richard Ellis Group, Inc., the sponsoring employer, with a cost basis of $4,429,153 and $2,421,907, respectively.  During the year ended December 31, 2006, the Plan did not earn any dividend income related to the investment in CB Richard Ellis Group, Inc. common stock.

5.                      ADMINISTRATIVE EXPENSES

Expenses incurred by the Plan for accounting and administration are paid by the Company. Certain transaction and investment expenses are paid by the Plan.

6.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 16, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Committee, using its judgment and the advice of its advisors, including the Plan’s tax counsel, believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 per the financial statements to the Form 5500:

2006

Net assets available for benefits per the financial statements	$475,035,069
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(279,133)
Participant loans in default - deemed distributions	(66,896)

Net assets available for benefits per the Form 5500	$474,689,040

Net increase in assets before transfers in per the financial statements	$79,667,151
Participant loans in default - deemed distributions - current year	(20,602)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(279,133)

Net increase in assets before transfers in per Form 5500	$79,367,416

*****

SUPPLEMENTAL SCHEDULE

CB RICHARD ELLIS 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	The Vanguard Group	Vanguard 500 Index Fund	**	$72,407,850
*	The Vanguard Group	Vanguard Windsor II Fund	**	58,012,630
*	The Vanguard Group	Vanguard Wellington Fund	**	43,546,947
*	The Vanguard Group	Vanguard PRIMECAP Fund	**	41,738,908
*	The Vanguard Group	Vanguard Prime Money Market Fund	**	31,251,647
*	The Vanguard Group	Vanguard International Growth Fund	**	29,205,369
*	The Vanguard Group	Vanguard Morgan Growth Fund	**	23,924,701
*	The Vanguard Group	Vanguard Global Equity Fund	**	20,573,898
	Calamos	Calamos Growth Fund A Class	**	19,453,156
*	The Vanguard Group	Vanguard Target Retirement 2025 Fund	**	16,881,932
*	The Vanguard Group	Vanguard Target Retirement 2015 Fund	**	12,077,157
*	The Vanguard Group	Vanguard Total Bond Index Fund	**	12,051,767
*	The Vanguard Group	Vanguard Target Retirement 2035 Fund	**	10,751,286
	The Managers Funds	Managers Special Equity Funds	**	7,785,145
	JP Morgan	JP Morgan MidCap Value Fund	**	7,516,967
	American Aadvantage	American Aadvantage Small Cap Value Fund	**	5,744,222
*	The Vanguard Group	Vanguard Target Retirement 2045 Fund	**	4,302,347
	Dodge & Cox	Dodge & Cox Income Fund	**	3,970,071
*	The Vanguard Group	Vanguard Target Retirement 2005 Fund	**	2,066,951
*	The Vanguard Group	Vanguard Target Retirement Income Fund	**	538,492

	Total Mutual Funds			423,801,443

*	The Vanguard Group	Vanguard Retirement Savings Trust Common/Collective Trust	**	29,007,867
*	CB Richard Ellis Group, Inc.	CB Richard Ellis Group, Inc. Stock Fund Common Stock	**	11,598,629
*	Participant loans	Interest rates of 5% to 11% (Maturity Dates from June 2007 to July 2013)	**	2,910,115

	Total investments			$467,318,054

*	Exempt party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included